UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                  SCHEDULE 13D
                                (AMENDMENT NO. 9)

                    Under The Securities Exchange Act Of 1934


                                GUCCI GROUP N.V.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                 COMMON SHARES, NOMINAL VALUE NLG 2.23 PER SHARE
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   40156610-4
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                               DAVID A. KATZ, ESQ.
                         WACHTELL, LIPTON, ROSEN & KATZ
                               51 WEST 52ND STREET
                            NEW YORK, NEW YORK 10019
                                 (212) 403-1000
-------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person
          Authorized to Receive Notices and Communications)

                                JANUARY 23, 2003
-------------------------------------------------------------------------------
       (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. SEE Rule 13d-1(a) for other parties to whom copies are to be sent.


                         (Continued on following pages)
                               Page 1 of 15 Pages

-------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
PINAULT-PRINTEMPS-REDOUTE S.A.
 I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

-------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  / /
                                                                             --
                                                                        (b)  /X/
                                                                             --

-------------------------------------------------------------------------------
3     SEC USE ONLY


-------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
 BK (SEE ITEM 3)

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5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                        /  /
                                                                            ---

-------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
 FRANCE

-------------------------------------------------------------------------------
                           7     SOLE VOTING POWER
      NUMBER OF                  58,429,784 (SEE ITEM 5)
      SHARES
                           ----------------------------------------------------
      BENEFICIALLY         8     SHARED VOTING POWER
      OWNED BY                   -0-
      EACH
                           ----------------------------------------------------
      REPORTING            9     SOLE DISPOSITIVE POWER
      PERSON                     58,429,784 (SEE ITEM 5)
      WITH
                           ----------------------------------------------------
                           10    SHARED DISPOSITIVE POWER
                                 -0-
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
58,429,784 (SEE ITEM 5)

-------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                       /  /
                                                                            ---

-------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
58.2% (BASED UPON OUTSTANDING SHARES) (SEE ITEM 5)

-------------------------------------------------------------------------------
14    TYPE OF PERSON REPORTING*
CO

-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

           This Amendment No. 9 ("Amendment No. 9") is filed by Pinault-Printemps-Redoute S.A., a societe anonyme organized and existing under the laws of the Republic of France ("PPR"), and amends the Schedule 13D filed on March 29, 1999 by PPR, as previously amended by Amendment No. 1 filed on April 15, 1999, Amendment No. 2 filed on April 20, 1999, Amendment No. 3 filed on July 19, 1999, Amendment No. 4 filed on November 18, 1999, Amendment No. 5 filed on September 12, 2001, Amendment No. 6 filed on October 26, 2001, Amendment No. 7 filed on December 26, 2002 and Amendment No. 8 filed on January 15, 2003 (collectively, the "Schedule 13D"). PPR is filing this Amendment No. 9 on behalf of itself and its wholly owned subsidiary, Societe Civile de Gestion Financiere Marothi, a societe a responsabilite limite organized and existing under the laws of the Republic of France ("Marothi"), and Scholefield Goodmann BV, a private limited company organized and existing under the laws of The Netherlands and a wholly owned subsidiary of Marothi ("Scholefield"). This Amendment No. 9 relates to the common shares, nominal value NLG 2.23 per share (the "Common Shares") of Gucci Group N.V., a naamloze vennootschap organized under the laws of The Netherlands (the "Company"). Capitalized terms used in this Amendment No. 9 without definition shall have the meanings ascribed to them in the Schedule 13D.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

           Item 3 is hereby amended and supplemented as follows:

           The funds used to purchase the 2,950,000 Common Shares described under Item 4 below were obtained by PPR from available funds.

ITEM 4.    PURPOSE OF TRANSACTION.

           Item 4 is hereby amended and supplemented as follows:

      On January 23, 2003, Scholefield acquired an additional 2,270,000 Common Shares for euro 89.17 per share (and euro 202,415,900 in the aggregate) in an off-market transaction reported on the Amsterdam Stock Exchange (the "ASX") and an additional 500,000 Common Shares for $92.74 per share (and $46,370,000 in the aggregate) in a privately negotiated transaction. Scholefield also acquired an additional 180,000 Common Shares in transactions effected on the ASX between January 16, 2003 and January 21, 2003. (See Exhibit 24 to this Amendment No. 9.)

           As a result of these purchases and when combined with the Common Shares previously owned, PPR may be deemed to beneficially own 58,429,784 Common Shares. Based upon 100,460,637 Common Shares which the Company has informed PPR are outstanding, as of December 31, 2002, PPR may be deemed to beneficially own 58.2% of the outstanding Common Shares.

           On January 24, 2003, PPR entered into a Purchase Plan (the "Purchase Plan") with Credit Agricole Indosuez Cheuvreux ("CAIC") pursuant to which PPR gave CAIC an irrevocable mandate to purchase, as PPR's independent agent, up to an aggregate of 3,000,000 Common Shares through purchases on the New York Stock Exchange (the "NYSE") and the ASX. A copy of the Purchase Plan is filed as
Exhibit 25 to this Amendment No. 9 and is specifically incorporated into this Amendment No. 9 by reference, and the following description of the Purchase Plan is qualified in its entirety by reference to the Purchase Plan.

           Under the Purchase Plan, CAIC will purchase Common Shares on each even calendar day on which both the NYSE is open for trading and the Common Shares trade in a regular way on the NYSE, at the then prevailing market (bid) price, provided that such price does not exceed $95.25 per share (the "NYSE Maximum Purchase Price") and the US dollar/Euro exchange rate at the time of the relevant purchase (as reported on Reuters page EUR=) is above 1.03. CAIC also may purchase Common Shares on the ASX on even calendar days, provided that the purchase price does not exceed euro 92.50 per share (the "ASX Maximum Purchase Price"). The NYSE Maximum Purchase Price, the ASX Maximum Purchase Price and the total amount of Common Shares to be purchased will be adjusted automatically on a proportionate basis to take into account any stock split, reverse stock split or stock dividend with respect to the Common Shares or any change in capitalization that occurs while the Purchase Plan is in effect. PPR will pay CAIC any ordinary course brokerage fees and commissions (which will not exceed 0.20% gross per Common Share purchased), as well as any taxes and stamp duties to be incurred in connection with the implementation of the Purchase Plan.

           Pursuant to the Purchase Plan, the total number of shares to be purchased on any day will not exceed the then applicable volume limitation of Rule 10b-18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and all purchases will otherwise be in compliance with Rule 10b-18 of the Exchange Act. It is the intent of PPR and CAIC that the Purchase Plan comply with the requirements of Rule 10b5-(1)(c) of the Exchange Act. PPR is entering into the Purchase Plan in order to be able to acquire Common Shares during the period that the Purchase Plan is in effect while maintaining compliance with the Company's insider trading policy.

           CAIC will not make any purchases under the Purchase Plan prior to January 28, 2003. The Purchase Plan will terminate on the earlier to occur of
(1) April 4, 2003 at the closing of the NYSE (or, if the publication of the Company's annual results is postponed, five trading days after the date on which such results are published) and (2) the date on which CAIC receives notice of the commencement or impending commencement of any proceedings in respect of or triggered by the Company's bankruptcy or insolvency. The Purchase Plan is irrevocable and cannot be terminated or modified by PPR prior to April 4, 2003, except to the extent provided in the Purchase Plan.

           On January 24, 2003, PPR issued a press release with respect to the Purchase Plan. (See Exhibit 26 to this Amendment No. 9.)

           From time-to-time, depending on the market prices for the Common Shares, PPR may acquire additional Common Shares in open market purchases, negotiated transactions or otherwise, subject to the limitations set forth in the Restated SIA and other legal and contractual restrictions. Except as set forth in this Item 4, PPR presently has no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

           Item 5 is hereby amended and supplemented as follows:

           On January 23, 2003, Scholefield acquired an additional 2,270,000 Common Shares for euro 89.17 per share (and euro 202,415,900 in the aggregate) in an off-market transaction reported on the ASX and an additional 500,000 Common Shares for $92.74 per share (and $46,370,000 in the aggregate) in a privately negotiated transaction. Scholefield also acquired an additional 180,000 Common Shares in transactions effected on the ASX between January 16, 2003 and January 21, 2003. (See Exhibit 24 to this Amendment No. 9.)

           As a result of these purchases and when combined with the Common Shares previously owned, PPR may be deemed to beneficially own 58,429,784 Common Shares. Based upon 100,460,637 Common Shares which the Company has informed PPR are outstanding, as of December 31, 2002, PPR may be deemed to beneficially own 58.2% of the outstanding Common Shares.

           Except as set forth in this Item 5 and in Item 4 above, none of SFP, Artemis, PPR, Purchaser and Mr. Pinault and none of the individuals named in
Exhibit 1 to the Schedule 13D as an executive officer or director of any of SFP, Artemis, PPR and Purchaser has engaged in any transactions with respect to the Common Shares during the past 60 days.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

           Item 7 is hereby amended and supplemented as follows:

Exhibit 24 -    Common Share Purchases by Scholefield Goodmann BV on
                the Amsterdam Stock Exchange between January 16,
                2002 and January 21, 2003.

Exhibit 25 -    Purchase Plan, dated January 24, 2003, between Pinault
                Printemps-Redoute and Credit Agricole Indosuez Cheuvreux.

Exhibit 26 -    Press Release, dated January 24, 2003, issued by
                Pinault-Printemps-Redoute S.A.

                                    SIGNATURE

      After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

                               PINAULT-PRINTEMPS-REDOUTE S.A.



                               By:    /s/ Serge Weinberg
                                  ---------------------------------
                                  Name:   Serge Weinberg
                                  Title:  Chairman and Chief Executive Officer



January 24, 2003

                                  EXHIBIT INDEX


    EXHIBIT                        DESCRIPTION

Exhibit 24 -    Common Share Purchases by Scholefield Goodmann BV on the
                Amsterdam Stock Exchange between January 16, 2002 and January
                21, 2003.

Exhibit 25 -    Purchase Plan, dated January 24, 2003, between Pinault
                Printemps-Redoute and Credit Agricole Indosuez
                Cheuvreux.

Exhibit 26 -    Press Release, dated January 24, 2003, issued by
                Pinault-Printemps-Redoute S.A.

                                                                      EXHIBIT 24

                COMMON SHARE PURCHASES BY SCHOLEFIELD GOODMANN BV
                         ON THE AMSTERDAM STOCK EXCHANGE
                 BETWEEN JANUARY 16, 20023 AND JANUARY 21, 2003

Purchases on the Amsterdam Stock Exchange (all amounts other than number of shares in euros)

                    NUMBER OF COMMON      PRICE PER COMMON      TOTAL PURCHASE
                    SHARES PURCHASED         SHARE (euro)        PRICE (euro)

January 16, 2003        40,000                  88.90            3,556,000
January 17, 2003        25,000                  88.55            2,213,750
January 20, 2003        40,000                  88.20            3,528,000
January 21, 2003        30,000                  88.40            2,652,000
January 21, 2003        45,000                  88.30            3,973,500
                        ------                                   ---------
TOTAL                  180,000                                   15,923,250

                                                                      EXHIBIT 25


                                  PURCHASE PLAN



     Purchase Plan, dated January 24, 2003 (this "Purchase Plan"), between Pinault-Printemps-Redoute, a company organized under French law as a societe anonyme a conseil de surveillance et directoire, having its registered office 18, place Henri Bergson, 75008 Paris (France), registered at the Commercial Registry of Paris under number 552 075 020 ("PPR") and Credit Agricole Indosuez Cheuvreux, a company organized under French law as a societe anonyme, having its registered office 9 quai du President Paul Doumer, 92400 Courbevoie (France), registered at the Commercial Registry of Nanterre under number 788 108 223 ("CAIC").

     WHEREAS, PPR, on behalf of its wholly owned subsidiary Scholefield Goodmann BV ("SG"), desires to purchase up to 3,000,000 (three million) common shares of Gucci Group N.V. (the "Issuer"), nominal value NLG 2.23 per share (the "Stock") between January 28, 2003 and April 4, 2003 when PPR would otherwise be unable to purchase the Stock as a result of the Issuer's Insider Trading Policies; and

     WHEREAS, PPR desires to appoint CAIC to purchase shares of Stock in accordance with this Purchase Plan;

     NOW, THEREFORE, PPR and CAIC hereby agree as follows:

     1. PPR hereby gives to CAIC an irrevocable mandate to purchase up to an aggregate of 3,000,000 (three million) shares of Stock by market purchases within the applicable volume limitations set out in section b-4 of Rule 10b-18 under the US Securities Exchange Act of 1934, as amended (the "Exchange Act"). No purchase shall be made by CAIC prior to January 28, 2003. CAIC shall purchase shares of Stock on each even calendar day on which The New York Stock Exchange (the "NYSE") is open for trading and the Stock trades regular way on the NYSE, at the then prevailing market (bid) price provided that:

(a) such price does not exceed a maximum price (the "NYSE Maximum Purchase Price") being defined as $ 95.25 per share (excluding any commission, commission equivalent, mark-up or differential and other expenses of purchase) and provided also that the USD/EUR exchange rate at the time of the relevant purchase (as reported on Reuters page EUR =) is above 1.03, and

(b) the total number of shares to be purchased on any day shall not exceed the then applicable volume limitation of Rule 10b-18 under the Exchange Act (the "Daily Volume Limitation"), and

(c) all such purchases are otherwise in compliance with Rule 10b-18 under the Exchange Act.

To the extent that CAIC determines in its sole discretion that market circumstances will permit, CAIC may purchase shares of Stock on the Amsterdam Euronext Stock Exchange (the "ASX") on even calendar days provided that (i) such price does not exceed a maximum price (the "ASX Maximum Purchase Price") being defined as EUR 92.50 per share (excluding any commission, commission equivalent, mark-up or differential and other expenses of purchase), (ii) all such purchases shall be included into the calculation of the

Daily Volume Limitation and (iii) all such purchases shall otherwise be in full compliance with all of the requirements of the ASX and Rule 10b-18 under the Exchange Act.

The NYSE Maximum Purchase Price, the ASX Maximum Purchase Price and the global amount of shares to be purchased shall be adjusted automatically on a proportionate basis to take into account any stock split, reverse stock split or stock dividend with respect to the Stock or any change in capitalization with respect to the Issuer that occurs during the Plan Period (as defined below). No purchases of shares of Stock will be made on the NYSE prior to the close of trading on the ASX. All such purchases by CAIC on the NYSE or the ASX shall be on a basis consistent with ordinary courses of execution.

CAIC shall deliver on each trading day a written report regarding the prior day's purchases hereunder to PPR by sending a fax to the following persons:
Gilles Linard of PPR at 01.44.90.62.16 and Valerie Buard at 01.44.90.62.12, and David A. Katz, counsel to PPR, at 001 212-403-2309 and Joshua R. Cammaker, counsel to PPR, at 001 212-403-2331.

     2. This Purchase Plan shall become effective on January 24, 2003 and shall terminate on the earliest to occur of (i) April 4, 2003 at the closing time of the NYSE (or, if the publication of the Issuer's annual results is postponed, 5 trading days after the date on which such results are published) and (ii) the date on which CAIC receives notice of the commencement or impending commencement of any proceedings in respect of or triggered by the Issuer's bankruptcy or insolvency (the "Plan Period"). For the avoidance of doubt, it is specified that this Purchase Plan is irrevocable and cannot be terminated or modified by PPR prior to April 4, 2003.

     3. CAIC agrees to comply with Rule 10b-18 under the Exchange Act and the rules of the ASX in effecting any purchase of Stock pursuant to this Purchase Plan. CAIC represents that it has the corporate authority to act pursuant to the terms of this Purchase Plan and that CAIC has all necessary regulatory and other approvals to fulfill its obligations under this Purchase Plan.

     4. PPR represents and warrants that the purchase of Stock pursuant to this Purchase Plan has been duly authorized by PPR, is not prohibited by any legal or regulatory restriction or undertaking binding on PPR or SG and does not breach any provisions of (i) the Issuer's insider trading regulations, or (ii) PPR's or SG's organizational documents. PPR shall immediately notify CAIC if it becomes subject to a legal or regulatory restriction or undertaking, or any provision of any material contract, that would prevent CAIC from making purchases pursuant to this Purchase Plan, and, in such a case, PPR and CAIC shall cooperate to amend or otherwise revise this Purchase Plan solely to take account of such legal or regulatory restriction or such undertaking (provided that neither party shall be required to revise this Purchase Plan to take account of any such contractual provision or to take any action that would be inconsistent with the requirements of Rule 10b5-1(c), the ASX and/or the Dutch securities law). In the event that PPR and CAIC shall not be able to amend this Purchase Plan consistent with the provisions of the preceding sentence, this Purchase Plan shall immediately terminate and no further purchases of shares of Stock shall be made under the terms of this Purchase Plan.

     5. PPR agrees that PPR shall not, directly or indirectly, communicate any non public information relating to the Stock or the Issuer to any salesperson, sales trader, compliance officer or other employee of CAIC or any of its affiliates or subsidiaries who is involved, directly or indirectly, in the implementation of this Purchase Plan at any time while this Purchase Plan is in effect.

     6. PPR has consulted with PPR's own advisors as to the legal, tax, business, financial and related aspects of, and has not relied upon CAIC or any person affiliated with CAIC in connection with PPR's adoption and implementation of this Purchase Plan. PPR acknowledges that CAIC is not acting as a fiduciary or an advisor for PPR. CAIC, in agreeing to act as an independent agent and to enter into this Purchase Plan has consulted with its own advisors and has not relied upon PPR or any person affiliated with PPR in so proceeding, other than to the extent provided in this Purchase Plan.

     7. PPR agrees that until this Purchase Plan has been terminated PPR shall not, directly or indirectly, (i) enter into a binding contract with respect to the purchase or sale of Stock with another broker, dealer or financial institution (each, a "Financial Institution"), (ii) instruct another Financial Institution to purchase or sell Stock, (iii) adopt a plan for trading with respect to Stock other than this Purchase Plan or (iv) take any other action that would permit, or omit to take any action that would prevent, the implementation of this Purchase Plan (including, without limitation, purchases of the maximum Daily Volume Limitation of shares of Stock pursuant hereto) to violate or not comply with Rule 10b-18 or Rule 10b-5-1 under the Exchange Act or the rules of the ASX or the NYSE.

     8. PPR agrees to make all filings, if any, required under Section 13(d) of the Exchange Act or otherwise required by US federal securities laws or any other filings and notifications required under Dutch law, in a timely manner, to the extent any such filings are applicable to PPR or SG.

     9. PPR understands that CAIC may not be able to effect a purchase due to a market disruption, a change in legal or regulatory situation applicable to CAIC occurring after the date of execution of this Purchase Plan (other than any such change arising primarily from CAIC's failure to comply with applicable laws or regulations), or due to any failure of PPR to comply with applicable laws or regulations.

     10. As of the execution of this Purchase Plan, PPR represents and warrants that neither it nor SG is aware of material, nonpublic information concerning the Issuer or its securities and is entering into this Purchase Plan in good faith and not as part of a plan or scheme to evade compliance with the U.S. federal securities laws, including the prohibitions of Rule 10b5-1 under the Exchange Act and/or with Dutch securities laws.

     11. It is the intent of the parties that this Purchase Plan comply with the requirements of Rule 10b5-1(c)(1)(i)(B) under the Exchange Act and this Purchase Plan shall be interpreted to comply with the requirements of Rule 10b5-1(c) under the Exchange Act.

     12. PPR agrees to indemnify and hold harmless CAIC and its directors, officers, employees and affiliates from and against all claims, losses, damages and liabilities (including, without limitation, any reasonable legal or other expenses incurred in connection with defending or investigating any such action or claim) arising out of or attributable to CAIC's actions taken or not taken in compliance with this Purchase Plan or arising out of or attributable to any breach by PPR of this Purchase Plan (including PPR's representations and warranties hereunder) or any violation by PPR of applicable laws or regulations, except to the extent such claim, loss, damage, liability or expense is finally determined pursuant to the arbitration procedure referred to below, or, if applicable, by a court of competent jurisdiction, to have arisen from the gross negligence, bad faith or willful misconduct of CAIC or any of its employees or representatives. In each case, PPR and its counsel shall be notified by CAIC, by letter or facsimile transmission, of the written assertion of a claim against CAIC or of any other action commenced against CAIC in respect of which indemnity may be sought hereunder, promptly after CAIC shall have received any such written assertion or shall have been served with a summons in connection therewith, provided that failure to provide such notice shall not relieve PPR from any liability that it may otherwise have on account of this indemnity, unless (and only to the extent that) PPR did not otherwise learn of such claim or other action and such failure results in PPR being materially prejudiced thereby. PPR shall be entitled to participate at its own expense in the defense of any such claim or other action and, if PPR so elects in writing, PPR shall assume the defense of any suit brought to enforce any such claim. In the event that PPR shall assume the defense of any such suit and so notifies CAIC in writing, PPR shall not be liable for the fees and expenses of any additional counsel thereafter retained by CAIC, so long as PPR shall retain counsel reasonably satisfactory to CAIC to defend such suit, and so long as CAIC has not determined, in CAIC's reasonable judgment, that an actual or potential conflict of interest exists between CAIC and PPR. PPR shall be liable for any settlement of any claim effected with PPR's prior consent, which consent shall not be unreasonably withheld. PPR shall not be liable for any settlement of any claim effected without PPR's prior consent which has not been unreasonably withheld. PPR shall not, without the prior written consent of CAIC (which consent shall not be unreasonably withheld), settle or compromise any claim, or permit a default or consent to the entry of any judgment in respect thereof, unless the settlement, compromise or consent includes, as an unconditional term, the giving by the claimant to CAIC of an unconditional and irrevocable release from all liability in respect of such claim. The provisions of this section shall survive termination of this Purchase Plan.

It is agreed that for the purchase of the Stock as described hereabove, CAIC shall be acting as independent agent for PPR; delivery of the Stock for each transaction will be made by CAIC to PPR's custody bank on a normal three-day settlement basis against payment by PPR of the total purchase price for all shares of the Stock purchased for such transaction and against payment of any commission, commission equivalent, mark-up or differential and other expenses of purchase to be paid to CAIC by PPR consistent with the terms of the following sentence.

     13. It is agreed that PPR shall pay or, if applicable, repay to CAIC, any ordinary course brokerage fees, and ordinary course commissions, as well as any taxes and stamp duties to be incurred in connection with the implementation of this Purchase Plan. Brokerage fees and commissions shall not exceed 0.20 percent gross per share of Stock purchased.

     14. All reasonable out-of-pocket costs, charges and expenses (including legal fees up to a gross amount of EUR 60,000) to be incurred by CAIC in connection with the negotiation or preparation of this Purchase Plan shall be paid by PPR on first demand of CAIC.

     15. Except as otherwise specified in this Purchase Plan, all notices to CAIC under this Purchase Plan shall be given to Dorothee Roetynck, CAIC's compliance office, in the manner specified by this Purchase Plan by telephone at 33.1.41.89.70.03, by facsimile at 33.1.41.89.71.28 or by certified mail to the address below:

                           Mrs Dorothee Roetynck
                           Compliance Officer
                           Credit Agricole Indosuez Cheuvreux

                           9, quai du President Paul Doumer
                           92920 Paris-la-Defense Cedex, France

                           with a copy to:

                           Cyril Gerard
                           Credit Agricole Indosuez Cheuvreux
                           9 quai du President Paul Doumer
                           92920 Paris-La-Defense Cedex, France
                           Tel.:    33.1.41.89.70.52
                           Fax:     33.1.41.89.70.60

                           All notices to PPR under this Purchase Plan shall be given to PPR for the attention of Gilles Linard in the manner specified by this Purchase Plan by telephone at 00 33 1 44 90 63 16, by facsimile at 00 33 1 44 90 62 16 or by certified mail to the address below:

                           Pinault Printemps Redoute
                           18, place Henri Bergson
                           75008 Paris
                           France

                           with a copy to:

                           David A. Katz
                           Wachtell, Lipton, Rosen & Katz
                           51 West 52nd Street
                           New York, New York 10019
                           Tel: 001-212-403-1309
                           Facsimile: 001-212-403-2309

This Purchase Plan shall be governed by and construed in accordance with the laws of the State of New York.

Any dispute which may arise regarding the validity, interpretation or performance of the Purchase Plan, shall be finally settled according to the Rules of Arbitration of the International Chamber of Commerce by 3 arbitrators appointed pursuant to these Rules. The arbitration shall take place in Paris and be conducted in English language.

     16. This Purchase Plan may be executed in counterparts, each of which shall be deemed to be an original and all of which together shall constitute one and the same agreement.

         IN WITNESS WHEREOF, the undersigned have signed this Purchase Plan as of the date first written above.



                                     PINAULT-PRINTEMPS-REDOUTE



                                     By:  /s/ Serge Weinberg
                                     ------------------------------------------
                                        Name:  Serge Weinberg
                                        Title:  Chairman and Chief Executive
                                           Officer



                                     CREDIT AGRICOLE INDOSUEZ CHEUVREUX



                                     By:   /s/ Francois Simon
                                        ---------------------------------------
                                        Name:  Francois Simon
                                        Title:  Chief Executive Officer

                                                                      EXHIBIT 26


[GRAPHIC OMITTED][GRAPHIC OMITTED]



                                                         Paris, 24 january 2003



-------------------------------------------------------------------------------
                                  PRESS RELEASE
-------------------------------------------------------------------------------




               PPR ANNOUNCES PURCHASE PLAN TO ACQUIRE GUCCI SHARES


Pinault-Printemps-Redoute announced today that it has entered into an agreement with a bank to acquire on behalf of PPR up to 3,000,000 shares of Gucci Group N.V. on the New York and Euronext Amsterdam stock exchanges between January 28, 2003 and April 4, 2003 so long as the purchase price does not exceed a defined maximum price.

This agreement, which is irrevocable, has been structured to assure compliance with Gucci's Insider Trading Policy and US and Dutch securities laws, including relevant "safe harbors".






CONTACTS
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PRESS :                          Juliette Psaume               33 1 44 90 63 02
ANALYSTS/INVESTORS :             David Newhouse                33 1 44 90 63 23
                                 Alexandre de Brettes          33 1 44 90 61 49
PRESS WEB SITE :                 www.pprlive.com
ANALYSTS/INVESTORS WEB SITE :    www.pprfinance.com

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